FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ/ME Noº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6,404/76, as in force, and the Resolution No. 44/21 of CVM, informs its shareholders and the market in general, it’s adhesion to the settlement program of ICMS’s taxes with the Government of the State of São Paulo (“Settlement”), according to the transaction notice No. 01/2024, published by the Attorney Office of the State of São Paulo, provided in article 43 of Law No. 17.843/2023, which adhesion period closed on this date.

The Settlement aims the voluntary regularization by the taxpayers, reducing legal discussions, with the granting of benefits for debt payment that are considered on the active debt of the State of São Paulo. The main benefits are: (i) 100% discount on incurred interests; (ii) 50% discount on the sum of principal and fines, limited to the principal amount; and (iii) remaining debt payment in 120 installments, adjusted by the SELIC rate.

The Company decided, after an individual analysis of the legal proceedings, weighing up the risks and benefits, for adhering the Settlement with the amount of R$ 3.6 billion, which represent substantly the major part of eligible debts in this context, achieving, by this way, a reduction of approximately 80% of the discussed amount, totaling a resultant liability of around R$ 794 million. It is worth mentioning that the adhesion amount represents a reduction of 52% of the total ICMS’s contingencies with possible and probable risk of loss as noted on the table below:

Table 1

ICMS CONTINGENCIES R$ million	Contingencies 4Q23 (a)	Reduction Settlement Adhesion (b)	Contingencies post Settlement (a) - (b)	% of Reduction (b) / (a)
Probable	651	533	118	82%
Possible	6,367	3,113	3,254	49%
Total	7,018	3,646	3,372	52%

Source: 4Q23 financial statements, note 21.3 and Company’s data.

The expected cash outflow, after the applicable discount on the Settlement context, represents, approximately, R$ 794 million, with foreseen payment in 120 installments adjusted by SELIC rate. The Settlement’s impact in the Company’s cash flow shall be substantially mitigated by the termination of another tax settlement in July 2024, related to Refis Federal. Lastly, the expected net impact in the Company’s result is an expense of roughly R$ 261 million.

The Investor Relations department is available for any futher questions on this topic.

São Paulo, April 30th, 2024.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 30, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.